FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES THE GRANTING OF AN OPTION TO ACQUIRE A WORKING INTEREST IN THE “MYRA” AND “SARA” PETROLEUM LICENSES OFFSHORE ISRAEL.

Toronto, Ontario, August 25, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR have agreed to assign an option it has to acquire up to a 5% participating interest in each of two deepwater licenses offshore Israel known as Petroleum Licenses 347 "Myra" and 348 "Sara", to Adira (the “M&S Options”).

GGR presently is registered as a 5% participating interest holder in each of the “Myra” and “Sara” Licenses, by virtue of its operatorship of these licenses. GGR has an option to acquire a further participating interest of 5% in each of the licenses from the below mentioned consortium, for an additional consideration of US$1,200,000 combined, plus prorate share of costs related to the licenses from the date upon which GGR acquired the M&S Options, until the date at which the M&S Options are exercised (not expected to exceed US$250,000) (“Option Consideration”), subject to certain terms and conditions. This option has been assigned to Adira and in order to exercise such option, Adira will be required to pay the Option Consideration and comply with the terms and conditions.

The Myra and Sara licenses are located in the Levantine Basin which is located off the western coast of Israel in the Mediterranean Sea, in waters approximately 1,400 meters deep, approximately 35 km from the recent 8.4 TCF Tamar 1, Tamar 2, and adjacent to the 0.5 TCF Dalit natural gas discoveries by the Noble Energy consortium. The Sara license covers an area of approximately 404 square kilometers (156 square miles) and the Myra license covers an area of approximately 396 square kilometers (153 square miles).

3D seismic data for Myra and Sara has been shot, acquired, and processed. The 3D seismic data in respect of the Myra and Sara licenses has been submitted to the Ministry of National Infrastructures (“MNI”). The initial interpretation of the results of the 3D seismic data was completed and a report submitted to the MNI on 1 August 2010. It is expected that the during the remainder of 2010 the following will occur: an initial prospect on each license is to be prepared during September 2010; a report on the hydrocarbon system on the licenses by October 2010, and final preparation of the prospects, together with well plans should be completed by 31 December, 2010, all as per the agreed work program in the license awards. A contract with a drilling contractor is expected March 31, 2011 followed by an expected spud date of Q3 2011.

The Myra and Sara licenses before the exercise of the M&S Options are held by a consortium of owners comprising of Emmanuelle Energy Ltd. (24.161% participating interest) Emmanuelle Energy - Gas and Oil Explorations Limited Partnership (19.161% participating interest), Modiin Energy - Limited Partnership (19.282% participating interest) (Adira Energy’s participating interest partner of the Gabriella License), I.P.C. Oil and Gas (Israel), Limited Partnership (13.609% participating interest), The Israel Land Development Company Ltd. (5% participating interest), IDB Development Corporation Ltd. (5% participating interest), Blue Water Oil & Gas Exploration Ltd. (8.787% participating interest), GeoGlobal Resources (India) Inc. (5% participating interest and Operator).

Ilan Diamond, CEO, stated: “We are delighted to have this opportunity to participate in the Myra and Sara licenses. We feel that these licenses have the potential to be world class discoveries and look forward to being able to make a significant contribution to the consortium. We believe that Adira is well positioned with interests in five offshore licenses (2 deep water and 3 shallow water) and two onshore licenses. This balanced portfolio of assets should give us the opportunity to create substantial value for Adira shareholders.”

Brownstone Ventures Inc. a Canadian-based, TSX Venture Exchange listed, energy investment company, has the right, subject to certain conditions, to earn a 15% participating interest in Adira Energy’s interest in all offshore licenses.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license. Following this announcement, Adira also have the option to acquire 5% in each of the Myra and Sara licenses which, combined, comprise an aggregate area of approximately 190,000 acres.

For more information contact:

Canada	Israel

Alan Friedman	Ilan Diamond
Executive Vice President, Corporate Development	Chief Executive Officer
Adira Energy Ltd.	Adira Energy Ltd.
Email: contact@adiraenergy.com	Email: ilan@adiraenergy.com
Tel: +1 416 250 1955	Tel: +972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.